SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Dade Behring Holdings, Inc.
(Name of Subject Company)
Dade Behring Holdings, Inc.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share,
including the preferred share purchase rights attached thereto
(Title of Class of Securities)
23342J 20 6
(CUSIP Number of Class of Securities)

Lance C. Balk
Senior Vice President and General Counsel
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois 60015
(847) 267-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Thomas W. Christopher
Andrew E. Nagel
William B. Sorabella
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2007 (as previously filed with the SEC and as amended on September 11, 2007, as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by Dade Behring Holdings, Inc., a Delaware corporation (“Dade Behring” or the “Company”), relating to the tender offer made by Belfast Merger Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Siemens”), which is in turn an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), disclosed in a Tender Offer Statement on Schedule TO, dated August 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company at a purchase price of $77.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated August 8, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     The Schedule 14D-9 is hereby supplemented and/or amended as provided below.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of the text under the subheading “Extension of Offer” of Item 8 of the Schedule 14D-9:
     On September 27, 2007, Siemens AG issued a press release announcing that Purchaser had extended the Expiration Date of the Offer to 12:00 Midnight, New York City time, on Wednesday, October 31, 2007. The Offer previously had been scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, September 26, 2007. In connection with this extension, the Company agreed to waive the requirement set forth in the Merger Agreement that otherwise would have required that this extension be no longer than 15 business days. Siemens AG announced that the depositary for the shares of Common Stock had advised Purchaser that, as of midnight, New York City time, on September 26, 2007, a total of 66,159,433 shares of Common Stock had been validly tendered and not withdrawn from the Offer. The Offer remains subject to the terms and conditions set forth in the Offer to Purchase and other related materials filed by Siemens and Purchaser with the SEC. A copy of the press release issued by Siemens AG announcing the extension of the Expiration Date is attached as Exhibit (a)(1)(Q) hereto and is incorporated herein by reference.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences at the end of the second paragraph under the subheading “Antitrust — HSR Act” of Item 8 of the Schedule 14D-9:
Siemens announced on September 18, 2007 that it had been notified that its request for early termination of the waiting period applicable to the Offer under the HSR Act was granted and such waiting period was terminated effective as of September 17, 2007. A copy of the press release issued by Siemens announcing the expiration of the waiting period is attached as Exhibit (a)(1)(R) and is incorporated herein by reference.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of the text under the subheading “Antitrust — EC Merger Regulation” of Item 8 of the Schedule 14D-9:
     Siemens and Purchaser submitted the required merger control (antitrust) filing to the European Commission on September 19, 2007. Unless the European Commission initiates a Phase II review (or extends the time period for conducting a Phase I review), the European Commission’s investigation period will expire on October 25, 2007, in which case Siemens will obtain European merger control clearance on or about this date. Siemens announced this filing and timing in a press release related to the extension of the Offer on September 27, 2007, a copy of which is attached as Exhibit (a)(1)(Q) hereto and is incorporated herein by reference.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(Q)	Press Release issued by Siemens AG, dated September 27, 2007 (incorporated by reference to Exhibit (a)(11) of the Amendment No. 4 to Schedule TO filed by Siemens AG on September 26, 2007).

(a)(1)(R)	Press Release issued by Siemens AG, dated September 18, 2007 (incorporated by reference to Exhibit (a)(10) of the Amendment No. 3 to Schedule TO filed by Siemens AG on September 18, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DADE BEHRING HOLDINGS, INC.
By:	/s/ John M. Duffey
	Name:	John M. Duffey
	Title:	Chief Financial Officer

Dated: September 28, 2007

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